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                              July 13, 2021

       Zhigeng (David) Fu
       Chief Executive Officer
       GreenVision Acquisition Corp.
       One Penn Plaza 36th Floor
       New York, NY 10019

                                                        Re: GreenVision
Acquisition Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed June 30, 2021
                                                            File No. 001-39136

       Dear Mr. Fu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 22, 2021 letter.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed on June 30, 2021

       Background to Negotiations with Helbiz, page 104

   1. We note your revised disclosure in response to comment 6. Please include comparable disclosure in the
Background to Negotiations with Helbiz section where you discuss the negotiation of the PIPE
investment (see, e.g., the discussion on page 107).
       Assumptions Utilized for the Projected Financial Metrics Table, page 119

   2. We note your response to comment 12 and your revised disclosure that the forecasts for
                                                        Helbiz's future city
licenses, number of vehicles and revenues are based on historical trends for 2020. Please
disclose the actual historical results for 2020 to give investors more context.
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
July       NameGreenVision Acquisition Corp.
     13, 2021
July 13,
Page  2 2021 Page 2
FirstName LastName
Certain Helbiz Projected Financial Information
Projected Financial Metrics ($ in millions), page 119

3. Consistent with your response to comment 16 and your removal of reference to the Non-
         GAAP financial measures "contribution" and "contribution margin" from MD&A, please delete references to these measures from your table of Projected Financial Metrics.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Helbiz, page 149

4.       We note your disclosure on pages 50-54 that you have undertaken
"substantial
         obligations" in connection with the anticipated launch of both Helbiz Media and Helbiz
         Kitchen, including, but not limited to, the lease of an approximately 21,500 square foot facility in Milan, Italy, the hiring of approximately 80 people,
and a    12 million per
         year contract for Serie B rights with a minimum sales requirement of
 2.5 million per
         season. Please revise this section to address any trends in Helbiz's expenses that management is aware of as a result of launching these new lines of business.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 177

5. Please refer to footnotes (1), (5), (6) and (7). We note that you reflect adjustments in your pro forma balance sheet to give effect to transaction costs of approximately $6.5 million that are expected to be incurred at the closing of the business combination including legal, audit, financial advisory and other professional fees related to the business combination.
         Since the pro forma statements of operations should be presented assuming the business combination occurred on January 1, 2020, please revise your pro forma statement of operations for the fiscal year ended December 31, 2020 to include a pro forma adjustment for these expenses pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X or explain why you do not believe this is required.
4. Sensitivity analysis on redemption, page 180

6. Your disclosure on page 181 indicates that the sales and purchase agreement between
         Helbiz and MiMoto required Helbiz to pay 47,511 additional shares of Class A common stock to the former MiMoto shareholders because the business combination with
         GreenVision was not completed by May 31, 2021. We also note that you have reflected these additional shares issued to the MiMoto shareholders as part of the purchase price for
         MiMoto based on the purchase price allocation included on page 185. It appears that the issuance of these additional shares represents a penalty or expense of the Company rather than additional purchase consideration for the acquisition of MiMoto. Please explain why you believe it is appropriate to reflect the issuance of these additional shares to the former shareholders of MiMoto as part of the purchase price for the acquisition of MiMoto pursuant to the guidance in ASC 805-15-55-18 through ASC 805-10-55-25. Also, if you determine that the fair value of these additional shares should be reflected as an expense in
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
July 13, 2021
Page 3
      the financial statements, please revise the pro forma statement of operations for the year ended December 31, 2020 to include a pro forma adjustment for this expense.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameZhigeng (David) Fu
                                                            Division of
Corporation Finance
Comapany NameGreenVision Acquisition Corp.
                                                            Office of Trade &
Services
July 13, 2021 Page 3
cc:       Jie Chengying Xiu, Esq.
FirstName LastName